UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 2)*†

Prospect Capital Corporation

__________________________________________________________________________________

(Name of Issuer)

Common Stock, par value $ 0.001 per share

__________________________________________________________________________________

(Title of Class of Securities)

74348T102

__________________________________________________________________________________

(CUSIP Number)

John F. Barry III

10 East 40th Street, 44th Floor

New York, NY 10016

212-448-1858

__________________________________________________________________________________

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

November 27, 2017

__________________________________________________________________________________

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

† This Schedule 13D/A constitutes an initial Schedule 13D on behalf of the John and Daria Barry Foundation and Amendment No. 2 to the Schedule 13D of John F. Barry III originally filed with the SEC on February 29, 2016, as amended by Amendment No. 1 filed with the SEC on November 21, 2017.

CUSIP No. 74348T102
1. Names of Reporting Persons.
John F. Barry III

2. Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☐

3. SEC Use Only
4. Source of Funds
BK, PF
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6. Citizenship or Place of Organization
United States of America
Number of Shares Beneficially Owned by Each Reporting Person With:	7. Sole Voting Power
45,892,920

8. Shared Voting Power
151,194

9. Sole Dispositive Power
45,892,920

10. Shared Dispositive Power
151,194

11. Aggregate Amount Beneficially Owned by Each Reporting Person
46,044,114
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13. Percent of Class Represented by Amount in Row (11)
12.78%
14. Type of Reporting Person
IN

CUSIP No. 74348T102
1. Names of Reporting Persons.
John and Daria Barry Foundation

2. Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☐

3. SEC Use Only
4. Source of Funds
OO
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6. Citizenship or Place of Organization
United States of America
Number of Shares Beneficially Owned by Each Reporting Person With:	7. Sole Voting Power
19,463,915

8. Shared Voting Power
0

9. Sole Dispositive Power
19,463,915

10. Shared Dispositive Power
0

11. Aggregate Amount Beneficially Owned by Each Reporting Person
19,463,915
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13. Percent of Class Represented by Amount in Row (11)
5.40%
14. Type of Reporting Person
OO

This Schedule 13D/A constitutes an initial Schedule 13D on behalf of the John and Daria Barry Foundation (the “Foundation”) and Amendment No. 2 to the Schedule 13D of John F. Barry III originally filed with the SEC on February 29, 2016 (the “Original Schedule 13D”), as amended by Amendment No. 1 filed with the SEC on November 21, 2017 (“Amendment No. 1”). Except as expressly set forth herein, there have been no changes in the information set forth in the Original Schedule 13D or Amendment No. 1, and such prior disclosure, as so amended, is incorporated into the initial Schedule 13D on behalf of the Foundation.

ITEM 2. IDENTITY AND BACKGROUND

Paragraph (a) of Item 2 is amended and restated as follows:

(a) This Schedule 13D is being filed by John F. Barry III, a citizen of the United States of America, and the Foundation (together with Mr. Barry, the “Reporting Persons”).

Paragraph (c) of Item 2 is amended by adding the following:

The Foundation is a private foundation established by Mr. Barry and Daria Barry. Mr. Barry serves as a trustee of the Foundation.

Paragraph (d) of Item 2 is amended by adding the following:

The Foundation has not been, during the past five years, convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

Paragraph (e) of Item 2 is amended by adding the following:

The Foundation has not been, during the past five years, party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 is amended by adding the following:

From November 10, 2017 to November 22, 2017, 19,463,915 Shares were acquired by the Foundation using cash on hand. From November 18, 2017 through November 22, 2017, 2,205,475 Shares were acquired by Mr. Barry using personal funds. 143,730.29 Shares were acquired through an IRA account controlled by John F. Barry III (the "John F. Barry III IRA").

ITEM 4. Purpose of Transaction

Item 4 is amended and restated as follows:

Mr. Barry acquired the Shares reported herein for investment purposes in the ordinary course of his investing in securities for his own account.

The Foundation acquired the Shares reported herein or investment purposes in the ordinary course of its investing in securities for its own account.

Other than as may have arisen in Mr. Barry's capacity as an officer or director of the Issuer, the Reporting Persons currently have no plans or proposals that relate to, or would result in, any of the matters listed in Item 4(a)-(j) of Schedule 13D, although the Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto. To the extent Mr. Barry may be involved in the formulation or approval of such plans or proposals as an officer or director of the Issuer, Mr. Barry does not expect to disclose such developments of his involvement by amending this Schedule 13D unless he also participates in developing or making such plans or proposals in his capacity as an investor in the Issuer.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

Item 5 is amended and restated as follows:

(a)-(b) The information set forth in rows 7 through 13 of the cover page to this Schedule 13D is incorporated by reference. The percentage set forth in row 13 is based on 360,394,335 outstanding Shares as of November 7, 2017, as reported in the Issuer’s Form 10-Q filed on November 8, 2017. Mr. Barry has sole voting and dispositive power over the 46,044,114 Shares held by him directly and through the Foundation as of November 22, 2017. Mr. Barry has shared voting and dispositive power over the 151,194 shares acquired through the Daria Barry IRA.

(c) The following table sets forth all other transactions with respect to Shares effected during the past sixty days by Mr. Barry and the Foundation. Except as otherwise noted below, all such transactions were purchases of Shares effected in the open market, and the table includes commissions paid in per share prices.

Date of Transaction	Purchaser	Amount of Securities	Weighted Average Price per Share	Type
11/22/2017	John F. Barry III	162,826.00	$6.720	Purchase
11/22/2017	John F. Barry III	1,446.82	$6.890	Dividend
11/22/2017	John F. Barry III IRA	1,933.29	$6.890	Dividend
11/21/2017	John F. Barry III	1,043,386.00	$6.896	Purchase
11/20/2017	John F. Barry III	995,883.00	$6.977	Purchase
11/17/2017	Foundation	144,700.00	$6.878	Purchase
11/17/2017	Foundation	150,185.00	$6.821	Purchase
11/17/2017	Foundation	1,649,815.00	$6.906	Purchase
11/17/2017	Foundation	550,000.00	$6.925	Purchase
11/16/2017	Foundation	2,505,315.00	$6.627	Purchase
11/16/2017	Foundation	2,494,685.00	$6.812	Purchase
11/15/2017	Foundation	500,000.00	$6.483	Purchase
11/15/2017	Foundation	3,500,000.00	$6.391	Purchase
11/14/2017	Foundation	2,720,000.00	$6.174	Purchase
11/13/2017	Foundation	267,800.00	$6.044	Purchase
11/13/2017	Foundation	2,012,200.00	$5.990	Purchase
11/10/2017	Foundation	416,024.00	$5.733	Purchase
11/10/2017	Foundation	691,014.00	$5.841	Purchase
11/10/2017	Foundation	590,276.00	$5.975	Purchase
11/10/2017	Foundation	371,901.00	$6.009	Purchase
11/10/2017	Foundation	400,000.00	$6.027	Purchase
11/10/2017	Foundation	500,000.00	$6.033	Purchase
11/10/2017	John F. Barry III IRA	141,797.00	$5.710	Purchase
11/10/2017	Daria Barry IRA	151,194.00	$5.710	Purchase
10/19/2017	John F. Barry III	62.610	$6.291	Dividend
10/19/2017	John F. Barry III	1,569.543	$6.291	Dividend
10/19/2017	John F. Barry III IRA	2,097.272	$6.291	Dividend
9/23/2017	John F. Barry III	2,006.916	$6.750	Dividend
9/23/2017	John F. Barry III IRA	2,681.703	$6.750	Dividend

(d) Not applicable.

(e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 is amended and restated as follows:

Of the Shares reported in Item 5 as directly held by Mr. Barry, some of such Shares are held in a margin account along with other securities, all of which including the Shares may be held as collateral for repayment of the margin debt and accordingly an indeterminate portion of the margin debt at any given point in time may be attributable to the Shares. The Foundation is not a party to or participant in any agreement or understanding regarding securities of the Issuer.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:	November 27, 2017

By:	/s/ John F. Barry III
Name:	John F. Barry III

JOHN AND DARIA BARRY FOUNDATION

By:	/s/ John F. Barry III
Name:	John F. Barry III
Title:	Trustee